(DC

No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06028796

March 20, 2006

RECD S.E.C.
MAR 2 1 2006
1086

Kristy D. Palmquist
Sheppard Mullin Richter & Hampton LLP
48th Floor
333 South Hope Street
Los Angeles, CA 90071-1448

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/20/2006

Re: National Technical Systems, Inc.
Incoming letter dated February 23, 2006

Dear Ms. Palmquist:

This is in response to your letter dated February 23, 2006 concerning the shareholder proposal submitted to NTS by Alan Zucker. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Alan Zucker
22444 Cardiff Dr.
Santa Clarita, CA 91350-3044

PROCESSED
APR 0 4 2006
THOMSON
FINANCIAL

116536

SHEPPARD MULLIN
SHEPPARD MULLIN RICHTER & HAMPTON LLP
ATTORNEYS AT LAW

48th Floor | 333 South Hope Street | Los Angeles, CA 90071-1448
213-620-1780 *office* | 213-620-1398 *fax* | *www.sheppardmullin.com*

Writer's Direct Line: 213-617-5472
kpalmquist@sheppardmullin.com

February 23, 2006

Our File Number: 0LFJ-051327

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Office of Chief Counsel

Re: National Technical Systems, Inc. (Commission File No. 0-16438)- Omission of Shareholder Proposal

Ladies and Gentlemen:

We are submitting this letter and the enclosed materials on behalf of National Technical Systems, Inc., a California corporation ("*NTS*" or the "*Company*") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). The Company received correspondence dated January 26, 2006 and February 21, 2006, respectively, from Alan Zucker (the "*Proponent*") submitting a shareholder proposal together with a supporting statement (the "*Proposal*"), a copy of which is attached hereto as Exhibit A, for inclusion in the Company's proxy materials for its 2006 Annual Meeting. Also included as part of Exhibit A is a copy of correspondence dated February 7, 2006 delivered to the Proponent from the Company requesting that the Proponent correct certain eligibility and procedural deficiencies with respect to the original proposal and supporting statement dated January 26, 2006.

We hereby request confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "*Staff*") will not recommend an enforcement action if, in reliance of Rule 14a-8(i)(7) of the Exchange Act, the Company omits the Proposal from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), this letter sets forth the grounds on which the Company proposes to omit the Proposal from its 2006 proxy materials. Further, the Company files herewith six copies of the Proposal and any related correspondence between the Company and the Proponent, and encloses six copies of this letter pursuant to Rule 14a-8(j). By copy of this letter and accompanying material, the Proponent is being notified, pursuant to Rule 14a-8(j), of the Company's intention to omit the Proposal from its 2006 proxy materials.

Although the Company has not yet finalized its schedule for the mailing of the definitive proxy statements and other materials to its shareholders and the filing of such materials with the Staff, the Company will not mail and file such definitive materials before May 15, 2006.

The Proposal is as set forth below:

"1. Conduct an independent assessment to determine the current market value of all owned properties over 1 acre, income being generated by each property and opinion as to the best use of the property (keep, sell, subdivide). It is to be completed within 90 days of the approval of this proposal and made available to shareholders upon completion."

As set forth in more detail below, the Company proposes to exclude the Proposal from its 2006 proxy materials, because it believes that the Proposal can be excluded under Rule 14a-8(i)(7).

Exclusion under Rule 14a-8(i)(7)- Proposal Relates to Ordinary Business Matters

Rule 14a-8(i)(7) provides that a proposal and statement in support thereof may be excluded from a registrant's proxy materials if it "deals with a matter relating to the company's ordinary business operations." Under this rule, proposals may be excluded if they involve business matters that are mundane and the proposal does not implicate any substantial policy or other consideration. See *Release No. 34-12999* (*November 22, 1976*). The Staff states that "the basic reason for this policy is that it is manifestly impracticable in most instances for shareholders to decide management problems at corporate meetings." See *Release 34-19135 (October 14, 1982).* Accordingly, the rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." See *Release No. 34-12999 (November 22, 1976).*

The Staff previously delineated the rule's purpose and application by specifying that:

"[T]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide to solve such problems at an annual shareholders meeting.

The policy underlying ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight...The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See *Release No. 34-40018 (May 21, 1998).*

Here, the Proposal directs the Company to engage an independent consultant to "determine the market value of all owned properties over 1 acre." We respectfully submit that strategies related to the Company's assets should lie squarely with management and the Board of Directors, and not with the Company's shareholders.

Enhancing the value of a corporation is one of the primary goals of both management and the Board of Directors of any for-profit corporation. Consistent therewith, the Board of Directors of the

Company routinely considers and implements business strategies and oversees management, including, but not limited to, considering the engagement of any third-party advisors or consultants. If approved, the Proposal may result in the Company incurring unnecessary consulting, legal and/or accounting fees, which would impact the Company's annual operating budget. It may also distract from management time devoted to other Company projects. Additionally, we submit that the Company is not engaged in the real estate business and that most of the properties that would be impacted by the Proposal are location sites for Company testing facilities, which the Company believes would severely limit the ability of an independent advisor or consultant to provide a meaningful evaluation as to whether or not it is in the best interests of the Company and its shareholders to "keep, sell, subdivide" a specific property. Therefore, the decision to engage an independent advisor or consultant to evaluate whether or not to "keep, sell, subdivide" certain of the Company's properties, should be the responsibility of the Company's management and the Board of Directors, after consideration of all relevant factors. If shareholders do not agree with decisions made by management or the Board of Directors, we respectfully submit that all shareholders have the opportunity to vote against any director-nominee presented in the Company's 2006 proxy materials (or any future proxy materials) or to sell their shares of the Company's stock on the open market.

With respect to the point that shareholders have the ability to sell their shares of the Company's stock on the open market, the Company's stock has performed well in the past. We refer the Staff to the Company's performance chart that appeared in its 2005 proxy materials:

	Cumulative Total Return					
	1/00	1/01	1/02	1/03	1/04	1/05
NATIONAL TECHNICAL SYSTEMS, INC.	100.00	83.90	33.56	58.17	131.51	112.37
RUSSELL 2000	100.00	103.69	99.96	78.10	123.41	134.12
S & P INFORMATION TECHNOLOGY	100.00	75.48	48.11	29.20	45.25	42.50

California General Corporate Law

Furthermore, it is our opinion that such a broad mandate intrudes upon ordinary business matters that are reserved for management and the Board of Directors under applicable corporate law. Pursuant to Section 300 of the California General Corporation Law ("*CGCL*"), unless otherwise set forth in the articles of incorporation, "the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board." Thus, in the absence of a provision reserving power to the shareholders in the articles of incorporation directing or requiring that shareholders take action, the directors, rather than the shareholders, manage the business and affairs of a California corporation.

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend an enforcement action if the Company excludes the Proposal from its 2006 proxy materials. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted, we request the opportunity to confer with the Staff prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (213) 617-5472.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed envelope.

Regards,

Kristy D. Palmquist, Esq.

for SHEPPARD MULLIN RICHTER & HAMPTON LLP

Enclosures

cc: Lloyd Blonder-National Technical Systems, Inc.
James J. Slaby, Esq.-Sheppard Mullin Richter & Hampton LLP
Alan Zucker- Shareholder and Proponent

W02-LA:1KDP1\70918989.3

Exhibit A

From: altr1@comcast.net [mailto:altr1@comcast.net]
Sent: Thursday, January 26, 2006 2:33 PM
To: lloyd.blonder@ntscorp.com
Subject: Shareholder proposal

Hi Lloyd

Attached is a shareholder proposal I'd like to submit for the 2006 annual meeting. Please reply to confirm receipt. I can also be reached at 818.889.7300 x124 during the day if you need anything else.

Thanks,
Alan Zucker

To Corporate Secretary, NTS Corp.

I would like to submit the following shareholder proposals for the 2006 annual meeting and reserve the right to amend or withdraw them as permitted by SEC rules. Please reply to confirm receipt or if you need anything else.

Thank you for your consideration.

Sincerely,

Alan Zucker
altr1@comcast.net
661.254.7530

Background:

NTS Corp. owns significantly valuable real estate assets. Consider the Santa Clarita property alone: parcels in the area have sold for approx. $500,000 per acre. Assume that 1/3 of NTS' 140 acres are unusable and worthless and that the cost to grade and prepare the remaining 100 acres is $100,000 per acre. That's still $40 million. How can the company justify not selling this property or at least discussing its prospects when operating income for the last 4 quarters and 3 years were approx. $4.7 million and $9.5 million respectively? As of this writing, NTS' market cap is approx. $47 million. Add in the value of the Fullerton and Virginia properties and you have to ask how any public company can justify retaining assets worth more than its market cap? Considering the company's past growth, it's impossible that there will be enough growth in the future to render the value of these assets as insignificant. Proceeds from the sale of some of these assets could be used to pay a special dividend to shareholders, purchase another company or repay debt. In the past, questions about this subject during shareholder meetings have been met with hostile and derisive responses. Perhaps this is why the 2005 meeting was held at a location that virtually assured that no outside shareholders would attend despite the additional expenses incurred by the company. While recent changes have produced a more sympathetic management, more transparency is needed. Therefore, here are 2 proposals to this end:

1. Conduct an independent assessment to determine the current market value of all owned properties over 1 acre, income being generated by each property and opinion as to the best use of the property (keep, sell, subdivide). It is to be completed within 90 days of the approval of this proposal and made available to shareholders upon completion.
2. If Proposal #1 is approved, shareholders will vote to keep, sell or follow other recommendations for each property identified. This vote will be conducted within 120 days of the release of the assessment in Proposal #1.

February 7, 2006

Via E-Mail and Federal Express

Mr. Alan Zucker
22444 Cardiff Dr.
Sants Clarita Ca. 91350-3044

RE: National Technical Systems, Inc. (the "*Company*")- Shareholder Proposals

Dear Mr. Zucker:

We acknowledge receipt of your letter dated January 26, 2006 regarding your proposals to conduct market appraisals for certain of the Company's properties and to submit the recommendations related to such appraisals to the Company's shareholders for evaluation.

I am writing this letter to advise you that we have reviewed your proposals in light of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), which governs shareholder proposals, and have concluded, based on that review, that because your proposals relate to the Company's "ordinary business operations," they are not a proper subject matter for a shareholder proposal. Please refer to Rule 14a-8(i)(7). As such, the Company intends to seek to exclude your proposals from its proxy materials for its 2006 annual meeting of shareholders unless you withdraw your proposals.

In order to avoid the time and expense associated with a Securities and Exchange Commission no-action letter process, we request that you withdraw your proposals by countersigning and dating this letter where indicated below as soon as possible, but in no event later than February 22, 2006.

In addition to the substantive basis for exclusion of your proposals described above, this letter serves as notice that you have not fulfilled certain eligibility and procedural requirements under Rule 14a-8(b) and (c), respectively. While we have been able to confirm that you have met the one year holding and volume requirements related to your stock holdings, you are additionally required under Rule 14a-8(b)(2) to provide us with a written statement that you intend to continue to hold the Company's stock through the date of the 2006 annual meeting of shareholders. Further, you have submitted two separate shareholder proposals for consideration. The proxy rules indicate that each shareholder may submit no more than one proposal for any particular shareholders' meeting.

As indicated under Rule 14a-8(f)(1), you have fourteen calendar days from the date that you receive this letter to correct the eligibility and procedural deficiencies referenced above.

We have included a complete copy of Rule 14a-8 as Attachment 1 with this letter for your ease of reference.

EXECUTIVE OFFICE • 24007 Ventura Boulevard, Suite 200 • Calabasas, California 91302
(818) 591-0776 • (800) 759-2687 • (818) 591-0899 Fax

We thank you for your interest in the Company and for your consideration of our request for you to withdraw your proposals. Should you wish to discuss this further, please do not hesitate to contact me at (818) 591-0776.

Regards,

Lloyd Blonder,
Senior Vice President and
Chief Financial Officer

"Agreed to and Acknowledged"

By: ______________________________
Name: Alan Zucker
Date: ______________________________, 2006

cc: James J. ("Jerry") Slaby, Esq. Sheppard Mullin Richter & Hampton, LLP

Securities Lawyer's Deskbook

published by The University of Cincinnati College of Law

UNIVERSITY OF Cincinna College of Lav

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

   Not to paragraph (i)(1)

   Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

   ---

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

   Not to paragraph (i)(2)

   Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

   ---

   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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Dear Mr. Blonder February 21, 2006

I have received your letter regarding my shareholder proposals. I am unwilling to withdraw both proposals at this time. To comply with the requirements in your letter, I wish to submit proposal #1 and withdraw #2 and agree to hold $2000 in market value or 1% of NTSC stock through the date of the meeting. I reserve the right as permitted by SEC rules to withdraw or amend my proposal.

Sincerely,

Alan Zucker 2-21-06

Alan Zucker

To Corporate Secretary, NTS Corp.

I would like to submit the following shareholder proposals for the 2006 annual meeting and reserve the right to amend or withdraw them as permitted by SEC rules. Please reply to confirm receipt or if you need anything else.

Thank you for your consideration.

Sincerely,

Alan Zucker
altr1@comcast.net
661.254.7530

Background:

NTS Corp. owns significantly valuable real estate assets. Consider the Santa Clarita property alone: parcels in the area have sold for approx. $500,000 per acre. Assume that 1/3 of NTS' 140 acres are unusable and worthless and that the cost to grade and prepare the remaining 100 acres is $100,000 per acre. That's still $40 million. How can the company justify not selling this property or at least discussing its prospects when operating income for the last 4 quarters and 3 years were approx. $4.7 million and $9.5 million respectively? As of this writing, NTS' market cap is approx. $47 million. Add in the value of the Fullerton and Virginia properties and you have to ask how any public company can justify retaining assets worth more than its market cap? Considering the company's past growth, it's impossible that there will be enough growth in the future to render the value of these assets as insignificant. Proceeds from the sale of some of these assets could be used to pay a special dividend to shareholders, purchase another company or repay debt. In the past, questions about this subject during shareholder meetings have been met with hostile and derisive responses. Perhaps this is why the 2005 meeting was held at a location that virtually assured that no outside shareholders would attend despite the additional expenses incurred by the company. While recent changes have produced a more sympathetic management, more transparency is needed. Therefore, here are 2 proposals to this end:

1. Conduct an independent assessment to determine the current market value of all owned properties over 1 acre, income being generated by each property and opinion as to the best use of the property (keep, sell, subdivide). It is to be completed within 90 days of the approval of this proposal and made available to shareholders upon completion.
2. If Proposal #1 is approved, shareholders will vote to keep, sell or follow other recommendations for each property identified. This vote will be conducted within 120 days of the release of the assessment in Proposal #1.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: National Technical Systems, Inc.
Incoming letter dated February 23, 2006

The proposal requests an independent assessment to determine the market value, income generated and best use of certain properties owned by NTS.

There appears to be some basis for your view that NTS may omit the proposal under rule 14a-8(i)(7), as relating to NTS' ordinary business operations (i.e., decisions concerning the retention or disposition of certain company assets). Accordingly, we will not recommend enforcement action to the Commission if NTS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Geoffrey Ossias
Attorney-Adviser